Mail Stop 4561

December 8, 2006

Gilbert F. Amelio
Chief Executive Officer
Acquicor Technology Inc.
4910 Birch St., Suite 102
Newport Beach, CA 92660

Re: Acquicor Technology Inc.
Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A
Filed on November 20, 2006
File No. 1-32832

Dear Mr. Amelio:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Q.   How will Acquicor finance the merger?, page 6

1.   Please revise your disclosure to note that you have a commitment letter for the $65 million senior secured revolving credit facility from Wachovia Capital Finance Corporation, and that there are no agreements in place for the approximately $100 million senior debt financing. Please also clarify that you expect to provide the senior debt financing via a private offering of convertible notes.

Merger Consideration, page 14

2.   Please provide additional disclosure regarding the potential adjustment for "certain transaction expenses," including that the consideration will be reduced for such expenses and the amount of such expenses as of September 30, 2006.

The international nature of Jazz's business, page 43

3.   We note in your response to comment 21 that you conduct business in Korea. Please advise us whether this includes both North and South Korea.

Opinion of Needham & Company, LLC, page 62

4.   We note your response to comment 28. On page 63, you state that "Needham & Company considered the manner in which the merger will be financed and the proposed terms of the financings contemplated as of the date of Needham & Company's opinion, although Needham & Company noted that those terms were not finalized as of the date of Needham & Company's opinion." Please advise us whether the proposed financing terms considered by Needham & Company differ materially from the current proposed financing terms. If so, please provide appropriate disclosure.

Note 1. Description of Transaction and Basis of Presentation, page 89

5.   We note in footnote (c), on page 91, that you assume that you will be able to acquire $100 million of senior debt financing at an interest rate of 8% per annum and that you have not entered into any agreements, or obtained any commitments, in respect of any such financing. Please revise to note the basis for your belief that you will be able to obtain the debt at an 8% interest rate. Also, please revise this footnote to provide a further description of this financing. For instance, but without limitation, in your 8-K filed on November 21, 2006 you state that the debt will consist of Convertible Senior Notes due in 2011 and will be sold to qualified institutional buyers. You also note that you will grant the initial purchasers a 30-day option to buy up to an additional $15 million of the notes.

6.   We have read and considered your response to 34. We note that you are currently negotiating the terms of the additional financing to be used in lieu of any Jazz stockholder financing. Until you have obtained a financing commitment, it would not appear that this adjustment is factually supportable under Article 11 of Regulation S-X. Please advise us or revise accordingly.

7.   Further to our previous comment, we note that management has assumed an average interest rate of 8% on the $65 million revolving credit facility. Please expand your disclosures to clarify if this represents the committed rate.

8.   We note your response to comment 37. As previously requested, please revise to include a preliminary allocation of the purchase price and estimates of the amount of amortization expense anticipated to result from assets recorded that are subject to amortization. Further, provide a discussion on what factors contributed to a purchase price resulting in goodwill. Such disclosure would need to be included before clearance to file your definitive proxy statement.

9.   Based on your response to comment 38, we note that you have tried to allocate the elimination entry between your pro forma adjustments column and the closing transactions column which gives the appearance that the additional paid in capital of Jazz is increased as a result of the acquisition. Given you are not actually investing in the equity of the company, what consideration was given to allocating the credit to a temporary account instead of additional paid in capital? Alternatively, tell us what consideration was given to merging the pro forma adjustment and closing transaction columns.

Acquicor Technology, Inc.

Financial Statements and Notes

10.   We have read and considered your response to comment 48. We note that the warrant agreement clarifies that the warrant or unit purchase option holders have no right to a net-cash settlement in the event a registration statement is not effective to cover the issuance of the securities issuance upon the conversion of such warrants or unit purchase option. Please include such terms relating the net-settlement provision throughout your document as appropriate.

Statements of Operations

11.   Reference is made to your presentation "Accretion of Trust Account relating to common stock subject to possible conversion". Please tell us and expand your disclosures as appropriate to clarify your basis in GAAP for recording this amount as a deduction from net income to derive net income attributable to other common stockholders.

        As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

All persons who are by statute responsible for the adequacy and accuracy of the proxy statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

You may contact, Yolanda Crittendon, Accountant, at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel